SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 11, dated April 4, 2005, of interests of directors and connected persons.

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Scottish Power plc

2) Name of director

Judi Johansen

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Judi Johansen

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Judi Johansen

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividend paid on ADSs held in the PacifiCorp K Plus Plan ScottishPower ADS Fund

7) Number of shares/amount of stock acquired
11 Ordinary Shares (2.8728 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$7.80

13) Date of transaction

28 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

102,196 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0055%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

In accordance with the rules of the PacifiCorp K Plus Plan ScottishPower ADS Fund ("the Plan"), this transaction resulted in Judi
Johansen's total holding in the Plan increasing by 2.522526 ADSs (Dec 2004)

24) Name of contact and telephone number for queries

Donald McPherson

01698 396413

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson
Assistant Secretary

Date of Notification 4 April 2005

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS
1) Name of company

Scottish Power plc

2) Name of director

Judi Johansen

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Judi Johansen

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guaranty Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Judi Johansen

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Automatic reinvestment of dividend paid on ADSs held in the PacifiCorp K Plus Plan ScottishPower ADS Fund

7) Number of shares/amount of
stock acquired

11 Ordinary Shares (2.8533 ADSs)

8) Percentage of issued class

0.00%

9) Number of shares/amount
of stock disposed

n/a

10) Percentage of issued class

n/a

11) Class of security

Ordinary 50p Shares

12) Price per share

US$7.79

13) Date of transaction

29 March 2005

14) Date company informed

31 March 2005

15) Total holding following this notification

102,207 Ordinary Shares

16) Total percentage holding of issued class following this notification

0.0055%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

n/a

18) Period during which or date on which exercisable

n/a

19) Total amount paid (if any) for grant of the option

n/a

20) Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22) Total number of shares or debentures over which options held following this notification

n/a

23) Any additional information

In accordance with the rules of the PacifiCorp K Plus Plan ScottishPower ADS Fund ("the Plan"); this transaction resulted in Judi
Johansen's total holding in the Plan increasing by 2.8473 ADSs (March 2005)

24) Name of contact and telephone number for queries

Donald McPherson

01698 396413

25) Name and signature of authorised company official responsible for making this notification

Donald McPherson
Assistant Secretary

Date of Notification 4 April 2005

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 4, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary